Exhibit 99.1

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in order to update the information released to the market in the Material Fact of August 23, 2017, which has informed the start of the operation on the new pulp production line in Três Lagoas, state of Mato Grosso do Sul, hereby informs its shareholders and the market in general that the first bleached eucalyptus pulp bale was produced on August 26, 2017, at 5:25 pm (Brasilia’s time), and therefore successfully concluded the production cicle. The pulp produced already have the certification of FSC® - Forest Stewarship Counsel (certificate number FSC-C104120) and Cerflor/PEFC.

Fibria, its suppliers and other business partners of the Horizonte 2 Project will work together in the ramp-up period that has initiated, aiming to execute the proper learning curve, as planned.

The Company underlines its commitment to transparency with its shareholders and investors.

São Paulo, August 28, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer